SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CEO of TAM is one of the best  CEOs of Latin America, stated a magazine

Study published by Harvard Business Review has evaluated 294 executives from the region; evaluation criteria included the companies’ market value and the total shareholders return; Marco Antonio Bologna is the only airline executive in the ranking

São Paulo, March 23th, 2012 - (BM&FBOVESPA: TAMM4/NYSE: TAM) - Marco Antonio Bologna, CEO of TAM S.A. and  TAM Linhas Aéreas, ranked the 11th  position for CEOs performance in Latin America. He is the only one working in an airline company in the ranking, which listed the 50 best executives of the region, which results from a research conducted by  Harvard Business Review (HBR), a business administration and enterprises magazine, published since 1922 and linked to Harvard University in the USA. For the first time the magazine holds the research among CEOs in the region. Two hundred and ninety-four (294) CEOs, from 197 publicly-held companies in Argentina, Brazil, Chile, Colombia, Mexico, Peru and  Venezuela were evaluated.

“The aviation market is complex. Therefore, we have to keep in mind that the result was possible because of the excellent team we have, qualified to perform in a competitive and volatile business environment. This recognition  is an incentive to continue to perform efficiently and to deliver the best results to our shareholders, offering quality services to our customers”, stated Bologna.

HBR research, published in the Brazilian and Latin American edition of the magazine, this March, started with the gathering data of the executives of companies in the MSCI (Emerging Markets Index) or in the América Economía Latin American, from 2002 to 2011. Additionally, it included executives who took over their positions from January 1st, 1995 to June 30, 2009. The professors Morten Hansen, from Berkeley University, Herminia Ibarra, from INSEAD, Fernando Fragueiro (IAE Business School, Universidade Austral, Argentina) and Urs Peyer (Insead) carried out the analisys.

The publication considered the variation of the companies’ market value and the total shareholder return (TSR). In accordance with the magazine the evaluation of CEO performance is a difficult task, mainly in the emerging markets; nevertheless, the TSR, adjusted for the country and the sector, is the best method to calculate the results that a CEO delivers to investors. At TAM, the research considered the period from 2004 to 2007, when  Bologna first headed the Group’s operations. Along the foregoing period, TAM increased its market value by US$ 5 billion, and promoted a total shareholder return  (adjusted for the sector) of 4200%.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.0% in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 1859countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.